15 July 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:01 14-Jul-08
Number	0152Z15

RNS Number : 0152Z
Trinity Mirror PLC
14 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TRINIT MIRROR I
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):___	
3. Full name of person(s) subject to the notification obligation:	The Goldn Sachs Group
	Goldman, Sa

4. Full name of shareholder(s) (if different from 3.):	Co., Goldman S International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09 JULY 2
6. Date on which issuer notified:	11 JULY 2
7. Threshold(s) that is/are crossed or reached:	Below 3
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering trar**		
	Number of Shares	**Number of Voting Rights** [viii]	**Number of shares**	**Number of voting rights** [ix]	
			Direct	**Direct** [x]	**Indirect** [xi]
GB0009039941	8,108,475	3.146%			
US89653Q1058	10,722 (5,361 ADRs)	0.004%			

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period/ Date** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of v rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	**% of voting rights**
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
We hereby notify you that as at close of business on 09 July 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

This information is provided by RNS
The company news service from the London Stock Exchange

12g3-2(b)

END

Close

12g 3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:41 15-Jul-08
Number	1271Z15

RNS Number : 1271Z
Trinity Mirror PLC
15 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	DEUTSCHE BANK AG

12g3-2(b)

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	10.07.08
6. Date on which issuer notified:	11.07.08
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary GB0009039941	N/A	N/A	7,838,532	7,838,532		3.04%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	Percentage of voting rights
7,838,532	3.04%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	David Lindsay/Andrew Anderson
15. Contact telephone name:	020 7545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

12g3-2(b)

END

Close

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:43 15-Jul-08
Number	1279Z15

RNS Number : 1279Z
Trinity Mirror PLC
15 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	Aviva plc and its subsidiaries

12g3-2(b)

4. Full name of shareholder(s) (if different from 3):	Registered Holder: BNY Norwich Union Nominees Limited 2,269,419* Chase GA Group Nominees Limited 4,007,252* Chase Nominees Limited 522,756* CUIM Nominee Limited 1,366,619* Delta Lloyd (Belgie) Life 662,100* Vidacos Nominees Limited 57,196* *denotes direct interest
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11/07/2008
6. Date on which issuer notified:	14/07/2008
7. Threshold(s) that is/are crossed or reached:	<3% to 3% Change at Direct Interest Level

12g 3-2(b)

8: Notified Details:							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transactic**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percenta rights**	
Ordinary shares				**Direct**	**Indirect**	**Direct**	
GB0003857850	Below 3%	Below 3%	8,885,342	8,885,342	Not Disclosable	3.45%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
8,885,342	**3.45%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See Section 4

12g3-2(b)

Proxy Voting:	
10. Name of proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 257,790,355
14 Contact name:	**Neil Whittaker**
15. Contact telephone name:	**01603 684420**

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:44 15-Jul-08
Number	1282Z15

RNS Number : 1282Z
Trinity Mirror PLC
15 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to	**AXA S.A., 25 Avenue Matignon,**

12g3-2(b)

notification obligation:	**75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**14/07/2008**
6. Date on which issuer notified:	**15/07/2008**
7. Threshold(s) that is/are crossed or reached:	**14%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	**39,977,576**	**39,977,576**	**3,501,860**	**3,501,860**	**30,121,935**	**1.36**	**11.68**

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g 3-2(b)

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
33,623,795	**13.04%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07758% (Direct
Sun Life Unit Assurance Ltd A/c X	325,000	0.12607% (Direct
Sun Life Unit Assurance Ltd A/c X	105,000	0.04073% (Direct
PPP Healthcare Group plc	15,474	0.00600% (Direct
Sun Life Pensions Management Ltd A/c	500,000	0.19396% (Direct
Sun Life Assurance Society plc	93,000	0.03608% (Direct
AXA Insurance UK	40,000	0.01552% (Direct
AXA UK Group Pension Scheme	9,000	0.00349% (Direct
AXA Financial, Inc.	29,854,603	11.58096% (Indire
Sun Life International (IOM) Ltd	300,000	0.11637% (Indirec
AXA Financial, Inc *	258,332	0.10021% (Indirec
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02763% (Indirec
Sun Life Unit Assurance Ltd ABL High Alpha	135,400	0.05252% (Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01771% (Direct
Sun Life Pensions Management LTAV UK Equity	344,813	0.13376% (Direct
Sun Life Pensions Management ABL High Alpha	760,600	0.29505% (Direct
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08594% (Direct
AXA Winterthur	68,842	0.02670% (Direct
Axa Sun Life with Profits Passive	174,222	0.06758% (Direct
Axa Sun Life with Profits Passive	101,072	0.03921% (Direct
Total Direct =	**3,501,860**	**1.35841%**
Total Indirect =	**30,121,935**	**11.68466%**
Total	33,623,795	13.04308%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights	

12g3-2(b)

proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	**Terry Marsh**
15. Contact telephone name:	**020 7003 2637**

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END